EXHIBIT 99.2
PMA CAPITAL CORPORATION [LOGO]

Mellon Bank Center   Suite 2800
1735 Market Street
Philadelphia, PA 19103-7590                                        PRESS RELEASE

For Release:   Immediate

       Contact:  Albert D. Ciavardelli
                        (215) 665-5063

                    PMA Capital Declares Shareholder Dividend
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               and Announces Additional Share Repurchase Authority
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            Annual Dividend Rate Increased 17% to $0.42 per Share and
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    $15 Million of Additional Authorization for the Share Repurchase Program
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Philadelphia,  PA,  August 9, 2000 -- PMA Capital  Corporation  (NASDAQ:  PMACA)
today announced that its Board of Directors declared a regular quarterly dividend on its Class A Common Stock of $0.105 per share to shareholders of record on September 11, 2000. The dividend will be paid on October 2, 2000.

The Board also authorized an additional $15 million in share repurchase authority bringing the total available for share buyback to $26.9 million as of August 9, 2000.

In announcing the 17 percent increase in the dividend rate, John W. Smithson, PMA Capital's President and Chief Executive Officer, stated, "At PMA Capital, we are focused on our overarching goal of enhancing shareholder value. To this end, we have been successful in building a solid record of performance over the years by improving our operating income per share every year since 1996. In addition, through our share repurchase program that has been in place since early 1998, we have been effective in maintaining the appropriate level of capital for PMA Capital. As we continue to move the Company forward, we are pleased to reward the loyalty and commitment of our shareholders with a higher annual dividend of $0.42 per share."

For the past 84 years, PMA Capital has paid consecutive quarterly dividends to its shareholders.

PMA Capital Corporation, headquartered in Philadelphia, Pennsylvania, is an insurance holding company, whose operating subsidiaries provide specialty risk management products and services to customers throughout the United States. The primary product lines of PMA Capital's subsidiaries include: 1) property and casualty reinsurance, underwritten and marketed through PMA Re; 2) managed care workers' compensation, integrated disability and other commercial property and casualty lines of insurance in the Mid-Atlantic and Southern regions of the United States, underwritten and marketed under the trade name The PMA Insurance Group; and 3) excess and surplus lines coverages, underwritten and marketed by Caliber One.